Exhibit 99.2

Dasiglucagon Phase 3 results Conference call 18 September 2018

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided.

All primary and key secondary endpoints successfully achieved 99% of patients on dasiglucagon recovered from low blood glucose within 15 minutes Median time to plasma glucose recovery of 10 minutes with dasiglucagon Primary and key secondary endpoints achieved in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia For illustration only

Severe hypoglycemia is one of the most feared complications for diabetes patients on insulin therapy

Diabetes patients on insulin treatment

Globally, **~425 million adults** has diabetes, a number expected to grow to ~629 million by 2045[1]

In the U.S. alone 22-23m people are diagnosed[2] with diabetes

- 1.25m type 1 diabetes patients are insulin-treated[3]
- 4-5m type 2 diabetes patients are insulin-treated[3,4]

Large burden of severe hypoglycemia

- One of the most feared complications for insulin-treated patients[5]
- Happens to up to 40% of type 1 diabetes patients every year[6]
- ~300,000 hospitalizations per year in the U.S.[7]



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[1] IDF Diabetes Atlas 8th Edition 2017; [2] American Diabetes Association; [3] cdc.gov and diabetes.org [4] www.diabetesselfmanagement.com/diabetes-resources/tools-tech/insulin-pumps; [5] Kalra 2013, UK Hypoglycemia Study Group; [6] International Hypoglycemia Study Group. *Diabetes Care.* 2015;38:1583–1591; [7] National Diabetes Statistics Report. CDC. 2014.

ZEALAND PHARMA

The glucagon rescue market has substantial value potential

The global market for rescue treatments is expected to grow significantly

Estimated market volume
million rescue treatments


U.S.
EU Top5
RoW5
~2.51
1,0
0,9
0,5
~6,03
~2,0
~2,0
~2,0
+9,03
~2,5
~3,0
~4,0
2018E
2025E
2030E

In the U.S., the market is expected to exceed USD 1.0 billion by 2030

Estimated U.S. market value
USD million


Increased awareness
Increased penetration
Improved ease of use3
3502
+7004
+1.0004
2018E
2025E
2030E

[1] Estimate based on IMS Health data, 2017 volume of glucagon rescue kit market; [2] IMS Health data, 2017 value, including value from vials used for diagnostic use; [3] 2016 U.S. volume (IMS Health) forecasted with an increase in T1D prevalence of 3% per year (JDRF) and increased adoption of rescue treatments with new options available; [4] Based on estimated annual price increase of 5; [5] Rest of World include China, Japan and Canada

5

ZEALAND PHARMA

ZP4207-16137 Confirmatory Phase 3 trial A phase 3, Randomized, Double-Blind, Parallel Trial to Confirm the Clinical Efficacy and Safety of Dasiglucagon in the Rescue Treatment of Hypoglycemia in Subjects with Type 1 Diabetes Mellitus (T1DM) Compared to Placebo and with Reference to GlucaGen® Key Inclusion Criteria: Male or female patients with T1DM treated with insulin for at least 1 year, diagnostic criteria as defined by the American Diabetes Association Stable insulin treatment 30 days prior to screening, defined as no more than a 10-unit daily variation in total daily insulin dose Hemoglobin A1c (HbA1c) <10% Aged between 18 and 70 years, both inclusive

Trial design Randomization Hypoglycemic clamp procedure Administration of trial drug 5-hour sampling Randomized, parallel-group, double-blind, phase 3 trial 2:1:1 randomization to a sc single-dose of Dasiglucagon 0.6 mg (n=82) Placebo (n=43) GlucaGen 1 mg (n=43)

Trial endpoints Primary Time to plasma glucose recovery Plasma glucose recovery is defined as first increase in plasma glucose of > 20 mg/dL from baseline without administration of rescue IV glucose (censoring at rescue or at 45 min) Key secondary 1-4: Plasma glucose recovery within 30 minutes, within 20 minutes, within 15 minutes, and within 10 minutes after trial drug injection without administration of rescue IV glucose 5-8: Plasma glucose changes from baseline to 30 minutes, to 20 minutes, to 15 minutes, and to 10 minutes after trial drug injection or at the time of rescue

Median time to glucose recovery with dasiglucagon was 10 minutes with 99% of patients having recovered within 15 minutes Minutes to plasma glucose recovery Dasiglucagon 82 subj Placebo 43 subj GlucaGen® 43 subj Median (95% CI distribution-free) 10 (10, 10) 40 (30, 40) 12 (10, 12) Log-rank test vs placebo p<0.001 Plasma glucose increase of 20 mg/dL Dasiglucagon 82 subj Placebo 43 subj GlucaGen® 43 subj Within 15 minutes 99% 2% 95% Fisher’s exact test p<0.001

Overall, no safety concerns were raised for dasiglucagon within the trial Nausea, vomiting and headache were reported with similar numbers for dasiglucagon and GlucaGen® Dasiglucagon 82 subj Placebo 43 subj GlucaGen® 43 subj Subjects Events Subjects Events Subjects Events Nausea 45 (55%) 46 1 (2%) 1 23 (53%) 24 Vomiting 19 (23%) 25 1 (2%) 1 8 (19%) 10 Headache 10 (12%) 10 2 (5%) 2 5 (12%) 5

Well-conducted trial with high quality data Met primary endpoint; time to plasma glucose recovery was faster for dasiglucagon than placebo (p<0.001) Median time to plasma glucose recovery: Dasiglucagon 10 min, Placebo 40 min, Glucagen® 12 min 15 min recovery rate: Dasiglucagon 99%, Placebo 2% , Glucagen® 95% Safe and well-tolerated with predictable class effects Conclusions from the pivotal Phase 3 trial

Competitive landscape for treatment of severe hypoglycemia For illustration only Glucagon Emergency kit (Eli Lilly)1 Zealand has developed dasiglucagon: a novel stable glucagon analog Fast onset of action Ready-to-use auto-injector pen, no need for reconstitution Stability at refrigerated temperature (5oC / 41oF) and room temperature (25oC / 77oF) 1 The Glucagon Emergency kit design is a trademark of Eli Lily and Company G-Pen subcutaneous auto-injector (Xeris) Locemia intranasal spray (Lilly) Marketed products Late-stage development

Novel glucagon analog Unique stability in liquid formulation Fast onset-of-action The unique profile of dasiglucagon creates opportunities to target a number of diseases with high unmet need Dasiglucagon Pump treatment for recurrent low blood glucose, Congenital hyperinsulinism (CHI) – Phase 3 ready Rare disease Automated diabetes care with a dual hormone pump – Phase 2b ready HypoPal® rescue pen for severe hypoglycemia – Phase 3 ongoing Diabetes care

Dasiglucagon Rare disease Congenital hyperinsulinism Phase 3 initiation Dasiglucagon HypoPal® rescue pen Acute, severe hypoglycemia Phase 3 pediatric trial initiation Dasiglucagon dual-hormone pump Diabetes management Phase 2b initiation Realizing value in the Zealand pipeline Dasiglucagon achieved primary and secondary endpoints in pivotal phase 3 trial Upcoming milestones for dasiglucagon in 2018 Met primary endpoint; time to plasma glucose recovery was faster for dasiglucagon than placebo (p<0.001) Median time to plasma glucose recovery: Dasiglucagon 10 min, Placebo 40 min, Glucagen® 12 min 15 min recovery rate: Dasiglucagon 99%, Placebo 2%, Glucagen® 95% Safe and well-tolerated with predictable class effects

Q&A